March 13, 2003
IM Ref. No. 20033131032
Fixed Income Clearing Corporation
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated February 6, 2003 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(f) of the Investment Company Act of 1940 (the "1940 Act") against any registered investment company (a "fund") or its custodian, if the fund or its custodian places the fund's cash and/or securities ("assets") in the custody of the Mortgage-Backed Securities Division ("MBSD") of the Fixed Income Clearing Corporation ("FICC") for purposes of meeting certain margin deposit requirements that are imposed by MBSD.

In your letter, you state that FICC is a New York corporation registered as a clearing agency with the Commission pursuant to Section 17A of the Securities Exchange Act of 1934 (the "1934 Act"). You state that MBSD is a division of FICC that provides clearance and settlement services for transactions in mortgage-backed securities products.[1]

You state that MBSD affords its participants: (1) the ability to net their trades in mortgage-backed securities, resulting in cost reductions associated with the clearance and settlement of such trades; and (2) a real-time electronic communication network through which buyers and sellers are able to transmit mortgage-backed securities information quickly and efficiently. You state that MBSD's participants consist of registered broker-dealers, mortgage banks, commercial banks, insurance companies, funds, private investment companies, government sponsored enterprises and other financial institutions that process mortgage-backed securities transactions through the facilities of MBSD ("Participants").

You state that MBSD's current rules provide that all Participants must make deposits into a participants fund, consisting of minimum market margin differential deposits and market margin differential deposits (the "Participants Fund").[2] The Participants Fund is intended to provide liquidity and protection in the event that a

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[1] *See generally*, Self-Regulatory Organizations; Government Securities Clearing Corporation and MBS Clearing Corporation, 1934 Act Release No. 47015 (Dec. 17, 2002) (order granting approval of rule changes relating to merger of MBS Clearing Corporation into the Government Securities Clearing Corporation to form the Fixed Income Clearing Corporation).

[2] The Participants Fund also consists of a basic deposit that is designed to ensure that Participants' fees to MBSD will be paid if Participants are unable to meet such obligations. You represent that funds will not be required to make basic deposits into the Participants Fund.

Participant defaults on its obligations. You state that the purpose of the minimum market margin differential deposit and the market margin differential deposit is to provide assurances that each Participant's contributions to the Participants Fund will be adequate to satisfy all open commitments recorded with MBSD.[3] You state that MBSD's rules provide that deposits to the Participants Fund generally may be made: (1) in cash; (2) in securities;[4] or (3) by letter of credit from a bank. You represent that the Participant's Fund is not designed for the benefit of MBSD, but for the protection of its Participants and the mortgage-backed securities market.

You state that a default could occur if: (1) a Participant becomes insolvent; (2) a Participant failed to make timely payment of its cash settlement obligations or to perform its obligations to other Participants; (3) MBSD determined that a Participant no longer meets certain qualifications under MBSD's rules; (4) MBSD has reasonable grounds to believe that a Participant has been responsible for any fraudulent or dishonest conduct; (5) a Participant has materially violated any of MBSD's rules and/or procedures; and (6) MBSD has reasonable grounds to believe that ceasing to act for a Participant is necessary for the protection of investors or other Participants.

You represent that MBSD's clearing system, rules and procedures are designed so that MBSD operates in a non-mutualized risk environment in the event of a default by a Participant. You state that, in general, mutualization of risk is a concept that relates to a participant of a clearing agency sharing in the liquidation costs of other participants in "default." You state that, unlike other clearing agencies, in the event of a default, MBSD does not novate[5] and any losses incurred because of a Participant's default would not be mutualized (or allocated) among other Participants. Rather, each contra-side would be responsible for the liquidation of its net position with the defaulting Participant. You state that, in addition, MBSD will cease to act for a Participant in default.

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[3] You state that each Participant's minimum market margin differential deposit is currently $250,000, and each Participant's market margin differential deposit will vary based on its trading activity. You represent that MBSD's rules provide a formula for calculation of a Participant's market margin differential deposit amounts and such formula applies to all Participants on a uniform, non-discriminatory basis.

[4] You state that the securities that may be deposited in the Participants Fund may be unmatured negotiable debt securities that are acceptable to MBSD which are direct obligations of, or obligations guaranteed as to principal and interest by, the United States government or any of its agencies or instrumentalities ("Eligible Securities").

[5] That is, MBSD is not the central contra-party to the trades in mortgage-backed securities that are effected through its system. You state that MBSD is not the issuer of any security and is not the contra-side to settlement of any transaction. MBSD makes no guarantee of finality of payment to Participants, and any liability for original contra-side loss assessments continue with the Participant until the ultimate settlement obligations are cleared.

You state that the assets of the Participants Fund are held in custody directly at one or more "banks" as defined in Section 2(a)(5) of the 1940 Act, in one or more accounts in MBSD's name. You represent that these accounts are not commingled with, and are kept separate from, MBSD's own assets. You represent further that MBSD segregates on its books and records the cash and securities of each Participant and such cash and securities are specifically identifiable to each Participant.[6] You represent that all investment income that is accrued from the cash deposits that are made into the Participants Fund is held for the benefit of each Participant and returned to such Participant on a monthly basis.[7] MBSD's rules provide that when a Participant ceases to participate in MBSD, and after all amounts properly chargeable against it while a Participant have been deducted, MBSD must return all deposits in the Participants Fund to such Participant.[8]

You state that, MBSD currently does not permit funds to deposit their cash or securities in the Participants Fund because such an arrangement could raise an issue under Section 17(f) of the 1940 Act and the rules thereunder.[9] In particular, you state that

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[6] You represent that a Participant is an "entitlement holder" having a "securities entitlement" against FICC in its capacity as a "securities intermediary" (in each case as such term is defined in Article 8 of the New York Uniform Commercial Code) with respect to the Participant's deposits in the Participants Fund. You contend that, thus, the assets which MBSD, as a division of FICC, maintains for its Participants are not assets of FICC or MBSD, and are not subject to the claims of their creditors. You state that, similarly, FICC is an "entitlement holder" having a "securities entitlement" against any bank that maintains securities accounts for the Participants Fund and, therefore, such assets are not subject to the claims of the bank's creditors.

[7] You state that, as part of its services and in the ordinary course of its business, MBSD maintains a repurchase agreement ("repo") investment program whereby Participants may invest their cash deposits in overnight repos that are collateralized by Eligible Securities. You do not ask, and we take no position regarding, whether a fund's cash deposits may be so invested in repos.

[8] You state that, in general, a Participant may obtain its deposits in the Participants Fund within seven days. We take no position regarding whether the securities of a fund that would be deposited in the Participants Fund would be deemed to be illiquid for purposes of the fund's restrictions on investments in illiquid securities. *See* 1940 Act Release No. 18612 (March 12, 1992).

[9] MBSD currently permits a fund to participate in its program only if the fund secures a letter of credit from a bank. You state that the use of a letter of credit by a fund participating in the MBSD program does not implicate Section 17(f) of the 1940 Act because Section 17(f) governs the custody of a Fund's "securities and similar investments." You state further that a letter of credit obtained by a fund for the benefit of MBSD is not a security or similar instrument of the fund. We take no position regarding whether a letter of credit is a security or a similar investment of a fund.

MBSD could be deemed to have custody of such assets because the bank account, in which the assets are held, is in MBSD's name.

You represent that funds would prefer to deposit cash or securities in the Participants Fund. You state that, as a general matter, Participants that maintain investment portfolios prefer to use their portfolio securities to meet MBSD's Participants Fund requirements because they typically constitute the least expensive form of collateral. Based on MBSD's discussions with various fund companies, you believe that it would be more cost-effective for a fund to use its own portfolio securities, rather than secure a letter of credit.

Section 17(f) of the 1940 Act sets forth the custodial requirements for funds and generally provides that a fund must place and maintain its securities and similar investments in the custody of, among other things, a securities depository, subject to rules adopted by the Commission. In 1978, the Commission adopted Rule 17f-4 under the 1940 Act, which governs a fund and its custodian's use of a U.S. securities depository as custodian for the fund's assets.[10] On February 13, 2003, the Commission amended the rule to provide that, for purposes of the rule, a securities depository includes "a clearing corporation that is registered with the Commission as a clearing agency under section 17A of the 1934 Act."[11] Consequently, MBSD is an eligible fund custodian under rule 17f-4 under the 1940 Act because it is a division of FICC, a clearing corporation that that is registered with the Commission as a clearing agency under section 17A of the 1934 Act.[12]

Kathleen L. Knisely
Kathleen L. Knisely
Senior Counsel by: KCF

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[10] *See* Deposits of Securities in Securities Depositories, 1940 Act Release No. 10453 (Oct. 26, 1978).

[11] *See* Custody of Investment Company Assets with a Securities Depository, 1940 Act Release No. 25934 (Feb. 13, 2003). Prior to the amendment, rule 17f-4 defined a "securities depository" as: a system for the central handling of securities where all securities of any particular class or series of any issuer deposited within the system are treated as fungible and may be transferred or pledged by bookkeeping entry without physical delivery of the securities. Prior to the amendment of rule 17f-4, MBSD did not qualify as an eligible fund custodian because it did not act as a securities depository.

[12] We note that in order for a fund to be a Participant in MBSD, among other things, the fund's contract with MBSD or MBSD's written rules must obligate MBSD to exercise, at a minimum, due care in accordance with reasonable commercial standards in discharging its duty as a securities intermediary to obtain and thereafter maintain assets corresponding to the fund's security entitlements. *See* rule 17f-4(b)(1)(i).

Dechert LLP

February 6, 2003

Douglas J. Scheidt
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Custody of Registered Investment Company Assets by the Mortgage-Backed Securities Division of Fixed Income Clearing Corporation

Dear Mr. Scheidt:

We are writing on behalf of our client, Fixed Income Clearing Corporation ("FICC"), to request the assurance of the staff of the Division of Investment Management that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(f) of the Investment Company Act of 1940, as amended ("1940 Act"), or the rules thereunder, if any registered investment company ("Fund") or its custodian, places the Fund's cash and/or securities in the custody of FICC's Mortgage-Backed Securities Division ("MBSD")[1] for purposes of meeting MBSD's margin deposit requirements, on the conditions and under the circumstances described below.

A. Description of FICC and MBSD

FICC is a New York corporation registered as a clearing agency with the Commission pursuant to Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). FICC operates as a not-for-profit organization, and is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, a holding company whose subsidiaries also include the Depository Trust Company, the National Securities Clearing Corporation, and the Emerging Markets Clearing Corporation. MBSD's participants consist of registered broker-dealers, mortgage banks, commercial banks, insurance companies, registered investment companies, private investment companies, government sponsored enterprises and other financial

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1 FICC consists of two separate divisions, the Government Securities Division (formerly the Government Securities Clearing Corporation) and the Mortgage-Backed Securities Division (formerly the MBS Clearing Corporation), that handle government securities and mortgage-backed securities products, respectively. We are requesting relief from the staff only with respect to MBSD.

178027.15.03

institutions that process mortgage-backed securities transactions through the facilities of MBSD ("Participants").[2]

MBSD's clearing services provide Participants with trade matching and confirmation of mortgage-backed securities trade terms, risk management services designed to increase the safety and certainty of settlement, and trade netting services designed to reduce the overall quantity of mortgage-backed security delivery obligations and their attendant costs. MBSD affords its Participants (1) the ability to net their trades in mortgage-backed securities, resulting in cost reductions associated with the clearance and settlement of such trades, and (2) a real-time electronic communication network through which buyers and sellers are able to transmit mortgage-backed securities information quickly and efficiently. MBSD's services reduce the costs and risks associated with trading in the mortgage-backed securities market.[3]

B. Participants Fund

Under current MBSD's rules,[4] all Participants are required to make deposits into a participants fund, consisting of: (1) basic deposits; (2) minimum market margin differential deposits; and (3) market margin differential deposits (collectively, the "Participants Fund").[5] The Participants Fund is used to protect Participants from

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2 For your reference, enclosed are copies of MBSD's 2001 Annual Report and other background information on MBSD.

3 MBSD estimates that such cost savings for its Participants were approximately $200 million for calendar year 2000, and nearly $340 million in 2001.

4 MBSD's rules, including those relating to its Participants Fund, have been approved by the Commission and determined to be consistent with the requirements of the Exchange Act. For your reference, a copy of MBSD's current rules is attached.

5 *See* Article IV of MBSD's rules. The Participants Fund is intended to provide liquidity and protection in the event a Participant defaults on its obligations. The purpose of the basic deposit is to ensure that Participants' fees to MBSD will be paid if Participants are unable to meet such obligations. Currently, a Participant's basic deposit is calculated semi-annually, and is equal to the Participant's previous six months' billing average, with a minimum of $1,000 and a maximum of $10,000 per account. Funds will not be required to make basic deposits into the Participants Fund.

The purpose of the minimum market margin differential deposit and the market margin differential deposit is to provide assurances that each Participant's contributions to the Participants Fund will be adequate to satisfy all open commitments recorded with MBSD. Each Participant's minimum market margin losses incurred by Participant defaults.[6] MBSD's rules currently require Participants to maintain a minimum deposit to the Participants Fund for each account maintained for such Participant by MBSD.[7]

MBSD's rules provide that deposits to the Participants Fund, other than the basic deposit which must be made in cash, may be made: (a) in cash; (b) in securities;[8] or

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differential deposit is currently $250,000, and each Participant's market margin differential deposit will vary based on its trading activity. MBSD's rules provide a formula for calculation of a Participant's market margin differential deposit amounts and such formula applies to all Participants on a uniform, non-discriminatory basis.

6 MBSD's clearing system, rules and procedures are designed so that MBSD operates in a non-mutualized risk environment in the event of default by a Participant. In general, mutualization of risk is a concept that relates to a participant of a clearing agency sharing in the liquidation costs of other participants in "default." Unlike other clearing agencies, in the event of a default, MBSD does not novate and any losses incurred because of a Participant's default would not be mutualized (or allocated) among other Participants. Rather, each contra-side would be responsible for the liquidation of its net position with the defaulting Participant. In addition, MBSD will cease to act for a Participant in default. A default could occur if: (i) a Participant becomes insolvent; (ii) a Participant failed to make timely payment of its cash settlement obligations or to perform its obligations to other Participants; (iii) MBSD determined that a Participant no longer meets certain qualifications under MBSD's rules; (iv) MBSD has reasonable grounds to believe that a Participant has been responsible for any fraudulent or dishonest conduct; (v) a Participant has materially violated any of MBSD's rules and/or procedures; and (vi) MBSD has reasonable grounds to believe that ceasing to act for a Participant is necessary for the protection of investors or other Participants. *See* Article III, Rule 3 of MBSD's rules.

7 The Commission has stated that it is appropriate for a clearing agency to establish by rules an appropriate level of participant fund contributions based, among other things, on its assessment of the risks to which it is subject. Contributions to participant funds protect clearing agencies against specified contingencies and should be based on a formula which applies to all users on a uniform, non-discriminatory basis. *See Standards for the Registration of Clearing Agencies*, Exchange Act Rel. No. 34-16900, (June 17, 1980).

8 Securities deposited in the Participants Fund may be unmatured negotiable debt securities acceptable to MBSD which are direct obligations of, or obligations guaranteed as to principal and interest by, the United States government or any of its agencies or instrumentalities ("Eligible Securities"). *See* Article IV, Rule 2, Section 6 of MBSD's rules.

(3) by letter of credit from a bank.[9] The Participants Fund is held in custody directly at one or more "banks" as defined in Section 2(a)(5) of the 1940 Act in one or more accounts in MBSD's name. These accounts are not commingled with, and are kept separate from, MBSD's own assets. MBSD segregates on its books and records the cash and securities of each Participant and such cash and securities are specifically identifiable to each Participant.[10] All investment income accrued from cash deposits made into the Participants Fund are held for the benefit of each Participant and returned to such Participant on a monthly basis.[11] MBSD's rules

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9 *See* Article IV, Rule 2, Section 6 of MBSD's rules. Article IV, Rule 2, Section 9 of MBSD's rules prohibits MBSD from accepting a letter of credit from a Participant that is issued by that Participant or by an affiliate of that Participant. "Affiliate" is defined as a person that directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

10 FICC, as a registered clearing agency, falls within the definition of "clearing corporation" for purposes of Article 8 of the New York Uniform Commercial Code ("NYUCC"). As a "clearing corporation" under Article 8 of the NYUCC, FICC also falls within the definition of "securities intermediary," as defined in subsection 8-102(a)(14) of the NYUCC. A Participant is an "entitlement holder" having a "securities entitlement" against FICC in its capacity as a "securities intermediary" (in each case as such term is defined in Article 8 of the NYUCC) with respect to its deposits in the Participants Fund. *See* NYUCC § 8-501, Official Comment 1. Thus, cash or securities which MBSD, as a division of FICC, maintains for its Participants are not assets of FICC or MBSD, and are not subject to the claims of their creditors. See NYUCC § 8-503, Official Comment 1. Similarly, FICC is an "entitlement holder" having a "securities entitlement" against any bank that maintains securities accounts for the Participants Fund. Therefore, such assets are not subject to the claims of the bank's creditors.

11 *See* Article IV, Rule 2, Section 7 of MBSD's rules. As part of its services and in the ordinary course of its business, MBSD maintains a repurchase agreement ("repo") investment program whereby Participants may invest their cash deposits in overnight repos which are collateralized by Eligible Securities. MBSD will provide Funds with its repo investment policies and such other information as the Fund's investment adviser (or board of directors) may request to evaluate the program. The investment adviser (or board of directors) of a Fund would be solely responsible for determining whether a Fund may participate in the program. In addition, each Fund's investment adviser (or board of directors) would be responsible for (i) overseeing the administration of the program on behalf of the Fund, and (ii) monitoring and evaluating the Fund's use of repos to ensure that such investments are consistent with the Fund's investment objectives, policies and restrictions. If a Fund's investment adviser (or board of directors) were to determine that the program does not comply with the Fund's policy on the use of repos, it may instruct MBSD not to invest its cash deposits in the program. MBSD believes that the delegation of responsibilities to MBSD to enter into repos subject

provide that when a Participant ceases to participate in MBSD, and after all amounts properly chargeable against it while a Participant have been deducted, MBSD must return all deposits in the Participants Fund to such Participant.[12]

As a policy matter, MBSD currently does not permit Funds to deposit their cash or securities in the Participants Fund. If Funds were to deposit their cash or securities in the Participants Fund, such an arrangement could raise an issue under Section 17(f) of the 1940 Act and the rules thereunder. Because the bank account in which these assets are held is in MBSD's name, MBSD could be deemed to have custody of such assets. As a result, MBSD currently permits a Fund to participate in its program only if such Fund secures a letter of credit from a bank.[13]

Funds would prefer to deposit cash or securities in the Participants Fund. As a general matter, Participants that maintain investment portfolios prefer to use their portfolio securities to meet MBSD's Participants Fund requirements, because they typically constitute the least expensive form of collateral. Cash, while flexible, may present certain opportunity costs to the depositor. Letters of credit, on the other hand, are both expensive and inflexible. The issuing bank typically charges a fee to the Fund which is a percentage of the face amount of the letter of credit and is based

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to these limitations does not raise issues under Section 15 of the 1940 Act. *See, e.g., The Chase Manhattan Bank*, SEC No-Action Letter (pub. avail. July 24, 2001). A Fund's investment adviser (or board of directors) will also be responsible for determining whether repos in which the Fund invests through the program comply with Rule 5b-3 under the 1940 Act.

12 *See* Article IV, Rule 3 of MBSD's rules. In general, a Participant may obtain its deposits in the Participants Fund within seven days.

13 The use of a letter of credit by a Fund participating in the MBSD program does not implicate Section 17(f) of the 1940 Act. Section 17(f) governs the custody of a Fund's "securities and similar investments." A letter of credit obtained by a Fund for the benefit of MBSD is not a security or similar instrument of the Fund. Typically, a letter of credit used by a Fund to meet MBSD's Participants Fund deposit requirements has three parties to the transaction: (1) a bank or trust company (the issuer); (2) MBSD (the beneficiary); and (3) the Fund (the applicant). A letter of credit is not an asset of a Fund, but rather is a separate commitment undertaken by a bank (the issuer) in favor of MBSD (the beneficiary) for the benefit of the Fund (the applicant). When the bank honors a proper request or draft under a letter of credit, it does so from its own assets and not from the Fund's assets. *See e.g., The Adams Express Company*, SEC No-Action Letter (pub. avail. Oct. 20, 1979); *In re Zenith Laboratories, Inc.*, 104 B.R. 667 (Bankr. N.J. 1989); Letters of Credit, 806 PLI/Comm 465 (April 2000). We are not requesting any relief from the staff with respect to a Fund's use of a letter of credit under Section 17(f).

on its duration and the risks involved. Based on MBSD's discussions with various Fund companies, it would be much more cost-effective for a Fund to use its own portfolio securities, rather than secure a letter of credit. To date, only a limited number of Funds have become MBSD Participants. MBSD has, however, received inquiries from various Fund complexes that would like to utilize MBSD's services, but are reluctant to enter into letters of credit. MBSD believes that a significant number of Funds would consider utilizing its services if MBSD were permitted to hold Fund cash and securities.

As discussed in further detail below, we believe that the deposit of cash or securities with MBSD, subject to the Commission's oversight over registered clearing agencies pursuant to Section 17A of the Exchange Act, is consistent with the principles of good custody established by Congress and the Commission in Section 17(f) of the 1940 Act, and the rules thereunder. We believe that the no-action relief requested in this letter will produce significant cost savings and benefits both to Funds and the mortgage-backed securities market.

C. Discussion and Legal Analysis

1. Section 17A of the Exchange Act

In 1975, Congress added Section 17A to the Exchange Act. Section 17A directs the Commission to use its authority under the Exchange Act to establish a national system for the prompt and accurate clearance and settlement of securities transactions. In order to facilitate the creation of this national system, Congress wanted to encourage broad participation in clearing agencies. As such, in adopting Section 17A, Congress expressly stated that as a condition of registration, a clearing agency's rules must allow various types of entities to become participants, including registered broker-dealers, other registered clearing agencies, banks, insurance companies and Funds. Specifically, Section 17A(b)(3)(B) expressly states that a clearing agency shall not be registered unless the Commission determines that ". . . the rules of the clearing agency provide that any . . . registered investment company . . . may become a participant in such clearing agency." As such, MBSD's rules allow for the participation of "investment companies registered with the [Commission] pursuant to Section 8 of the Investment Company Act of 1940."[14]

2. Section 17(f) of the 1940 Act

Section 17(f) of the 1940 Act is intended to protect Funds and their shareholders from risk of loss of their portfolio securities or other assets held in custody. Section

[14] *See* Article III, Rule 1, Section 1 of MBSD's rules.

17(f) provides that a registered investment company must place and maintain its securities and similar investments in the custody of: (1) "a bank or banks having the qualifications prescribed in paragraph (1) of Section 26(a) . . . [of the 1940 Act];" (2) "a company which is a member of a national securities exchange as defined in the [Exchange Act] . . .;" or (3) "such registered company, but only in accordance with such rules and regulations or orders as the Commission may from time to time prescribe for the protection of investors."

In addition, the Commission may adopt rules or regulations to permit a Fund to deposit its securities in a system for the central handling of securities established by a national securities exchange if all securities deposited in such system are treated as fungible and may be transferred or pledged by bookkeeping entry without physical delivery of such securities. The Commission has adopted a number of rules under Section 17(f) of the 1940 Act, which among other things, permit Funds to place and maintain their securities with certain specified entities, provided that certain conditions are met.[15]

3. *Tri-Party Custodial Arrangements*

In a number of prior no-action letters, the staff has stated that it would not recommend enforcement action in situations where an entity that was not a qualified custodian under Section 17(f) of the 1940 Act entered into tri-party custodial arrangements ("tri-party arrangements") with Funds and their custodians. In a typical tri-party arrangement, the Fund's custodian would hold assets in an account in the name of the third party entity, and the third party would only be able to withdraw those assets in the event of the Fund's default on its obligations.[16]

15 *See* Rule 17f-1 (members of national securities exchanges); Rule 17f-2 (self custody); Rule 17f-4 (clearing agencies that act as securities depositories); Rule 17f-5 (Funds permitted to maintain securities in custody outside the U.S.); Rule 17f-6 (futures commission merchants and commodity clearing organizations); and Rule 17f-7 (foreign securities depositories).

16 *See, e.g., Delta Government Options Corp. ("Delta I"),* SEC No-Action Letter (pub. avail. July 21, 1989) (*"Delta I"*) and *Delta Government Options Corp.,* SEC No-Action Letter (pub. avail. Sept. 27, 1990) (*"Delta II"*) (collectively, *"Delta"*). In addition, prior to the adoption of Rule 17f-6 under the 1940 Act, the staff issued a series of no-action letters in which a Fund placed initial margin deposits for futures contracts in an account with the Fund's custodian in the name of its futures commission merchant ("FCM"), provided that the FCM was permitted access to the account only upon the Fund's default on the contract. *See, e.g., State Street Income Fund,* SEC No-Action Letter (pub. avail. Oct. 21, 1985); *New England Life Government Securities Trust,* SEC No-Action Letter (pub. avail. Sept. 26, 1985); *Putnam Option Income Trust II,* SEC No-Action Letter (pub. avail. Sept. 23, 1985) (collectively the *"FCM Letters"*).

Rather than entering into a tri-party arrangement, MBSD is proposing that Funds hold assets directly in MBSD's clearing bank, in an account in MBSD's name.[17] MBSD would only be permitted to take possession of the assets in the event of a Participant's default. MBSD believes that this procedure is the most cost-effective and administratively efficient means to hold Participant's assets under the terms of MBSD's rules.

By contrast, MBSD believes that the use of a tri-party arrangement presents a number of possible risks to MBSD, and imposes additional administrative burdens and increased costs for both MBSD and Funds, while providing little practical benefit to the safekeeping of Fund assets. MBSD's concerns stem in part from its prior experiences with tri-party custodial arrangements. Prior to 1997, MBSD's rules allowed Participants to use depository trust receipts as a method of satisfying their margin requirements.[18] In practice, MBSD found the use of these tri-party arrangements to be problematic. Among other things, MBSD became concerned that third party custodians might improperly segregate pledged securities or fail to post collateral within the time frames mandated by MBSD's rules. MBSD was also concerned about unauthorized releases of pledged securities, including the possible risks of forgery, or unauthorized individuals executing instructions with respect to collateral on behalf of a Participant and/or its custodian, as well as the possibility that the custodian might not release securities to MBSD upon MBSD's proper demand. In addition, MBSD found administration of the tri-party arrangements to be operationally difficult and costly, in part because it had to do business with multiple custodians using different operating procedures. Therefore in 1996, MBSD submitted a proposed rule change to the Commission to eliminate depository receipts as a method of satisfying margin requirements.[19]

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17 As noted above, although MBSD could be deemed to have custody because the bank account is in its name, MBSD does not physically maintain the cash or securities in the Participants Fund. Rather, such cash or securities are physically maintained with one or more banks, and as such, the Participants Fund is physically held with an entity eligible to hold Fund assets under Section 17(f).

18 A depository trust receipt is a tri-party custodial arrangement that involves the endorsement by the Participant and its custodian of a receipt evidencing the pledge of specified securities to MBSD. Under this arrangement, the Participant's margin payments were paid into an account in MBSD's name with the Participant's custodian. Amounts held in this account would be taken into MBSD's possession only if the Participant defaulted on its obligations to MBSD.

19 *See MBS Clearing Corporation, Notice of Filing of a Proposed Rule Change Relating to Satisfying Daily Margin Requirements*, Exchange Act Release No. 38021 (Dec. 5, 1996); *MBS Clearing Corporation, Order Approving a Proposed*

We recognize that MBSD's proposal to hold Fund assets outside of a tri-party arrangement and in MBSD's own name may raise issues under Section 17(f) of the 1940 Act. In particular, we are aware of one instance in which the staff declined to give no-action assurance to a clearing agency that sought to hold fund assets in its own name. In *Delta I,* the operator of an over-the-counter options trading system proposed that its clearing bank would hold Fund margin payments in an account for its benefit.[20] Delta was a registered clearing agency, and was in the business of issuing put and call option contracts on U.S. Treasury securities. Funds that entered into such contracts would be required to deposit initial and additional margin payments in Delta's clearing bank. Delta imposed this requirement in order to lessen its own credit risks and to protect itself in the event of default by a Fund.

Delta argued that such payments were not fund assets for purposes of Section 17(f) of the 1940 Act, and that even if they were, the purposes of Section 17(f) would be served if the clearing bank was permitted to hold the margin payments. The staff declined Delta's no-action request, noting in particular that Delta did not specify in whose name the margin payments would be held or under what circumstances Delta would have access to such payments. In a subsequent no-action letter, *Delta II,* the staff granted Delta's no-action request. However in that letter, Delta addressed the Section 17(f) issue by noting that it would enter into tri-party arrangements with Funds and their custodians, and that Delta would only be permitted to withdraw the deposited margin upon a Fund's default on an option contract.[21]

In our view, MBSD's proposal is distinguishable from *Delta I.* In *Delta,* the clearing agency was effectively engaged in transactions with the Funds whose assets it sought to maintain. As the issuer of the options, Delta acted as a counterparty to the Funds, and was obligated to the holder of the option to perform upon either the exercise of the option and/or in the event of default by the writer of the option. To protect itself from incurring losses in the event of default by an options writer, Delta required Funds to maintain margin deposits. In *Delta I,* these margin deposits were to have been held by Delta's clearing bank for the benefit of Delta throughout the entire period between the issuance and the termination of the options. A participating Fund in Delta's options clearance system would have granted a lien to Delta on any of its assets held by Delta and agreed to indemnify Delta in the event of the Fund's default.

Rule Change Relating to the Satisfaction of Participants Fund Deposit Requirements, Exchange Act Release No. 38242 (Feb. 5, 1997).

20 *See Delta I, supra* note 16.

21 *See Delta II, supra* note 16.

Permitting a custodian to hold Fund assets subject to a claim for the benefit of the custodian presents a clear conflict of interest.[22] A custodian's first concern in such a situation might be its own economic interests, rather than the safekeeping of the assets of a Fund. We believe that the staff rightfully refused to grant no-action relief in *Delta I* based in part on this concern.[23]

Unlike Delta, however, MBSD has no potential conflicts of interest as a custodian because it has no incentive to make a claim on Fund assets for its own economic benefit. First, MBSD, as a division of FICC, operates as a not-for-profit entity. MBSD operates solely as a clearing agency and its only interest is to protect the clearing and settlement process and maintain a strong and sound infrastructure for the mortgage backed securities market. Second, unlike Delta, MBSD is not the issuer of any security and is not the contra-side to settlement of any transaction. MBSD makes no guarantee of finality of payment to Participants and any liability for original contra-side loss assessments continue with the Participant until the ultimate settlement obligations are cleared.[24] Under MBSD's rules, a Participant may not seek indemnification by MBSD for trades that do not settle. MBSD's Participants Fund is thus not designed for the benefit of MBSD, but for the protection of its Participants and the mortgage-backed securities market.

Given the absence of any potential conflict of interest, we believe that the tri-party arrangements employed in *Delta II,* as well as the other instances involving entities engaged in transactions with funds, are simply not necessary in the case of MBSD. Furthermore as discussed below, we believe that it may be appropriate under certain circumstances for otherwise regulated entities, such as MBSD, that are not qualified custodians, to hold Fund assets in the manner now proposed by MBSD, provided that there are sufficient safeguards in place to protect Fund assets.

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22 The Commission has prohibited Funds from entering into contracts with certain custodians if they would permit the custodian to make claims or place liens on Fund assets. *See* Rule 17f-1(b)(3); Rule 17f-5(c)(2)(i)(B).

23 As noted above, in other instances in which an entity engaged in transactions with a fund might be deemed to have custody of fund assets, the staff has appropriately granted no-action relief under Section 17(f) only in situations involving tri-party arrangements. *See, e.g.,* the FCM Letters, *supra* note 16 (margin payments held for the benefit of FCMs); and *Claremont Capital Corporation,* SEC No-Action Letter (pub. avail. Sept. 16, 1979) (margin payments held for the benefit of brokers facilitating fund short sales).

24 Additionally, if a Participant becomes insolvent before satisfying its obligations and the Participant's deposits are not adequate to satisfy its losses, such losses are assessed to the original contra-side and not to MBSD.

4. MBSD and Section 17(f)

Currently, Funds are unable to take advantage of MBSD's clearing services in the most cost-effective and efficient manner. Section 17(f) was last amended by Congress in 1970, at a time when the framework for Commission registration and regulation of clearing agencies under the Exchange Act did not yet exist. As noted above, however, Section 17A of the Exchange Act specifically requires clearing agencies to permit Funds to become participants. Congress intended that Funds, along with other market participants, would be able to take advantage of the clearance and settlement system that Congress envisioned providing to the financial community and the investing public when it adopted Section 17A.[25] The addition of Section 17A to the Exchange Act established a regulatory regime under which all clearing agencies are regulated by the Commission and permits clearing agencies to maintain custody of securities and funds. We believe that allowing MBSD, a division of a registered clearing agency subject to Commission regulation, to hold Fund cash or securities is consistent with the intent of Congress in adopting Section 17A of the Exchange Act. MBSD's ability to maintain custody of Fund cash or securities would eliminate unnecessary burdens and costs and enable Funds to participate in MBSD in the same manner as other Participants. We further believe that MBSD's rules and oversight by the Commission are adequate to protect a Fund's assets held by MBSD, and that such protections are comparable to those provided under Section 17(f) of the 1940 Act.

First, FICC is a registered clearing agency pursuant to Section 17A of the Exchange Act, and therefore subject to Commission regulation, oversight and inspection. As a division of a registered clearing agency, MBSD is required to safeguard funds in its custody or control and is subject to Commission oversight comparable to, if not greater than, that imposed on other entities under Section 17(f). We note that Section 17A(b)(3)(A) of the Exchange Act expressly states that a clearing agency shall not be registered unless the Commission determines that ". . . the rules of the clearing agency provide that such clearing agency is so organized and has the capacity to be able to facilitate the prompt and accurate clearance and settlement of securities transactions for which it is responsible [and] *to safeguard securities and funds in its custody or control for which it is responsible* . . ." (emphasis added). Thus, Section 17A requires that in order to register, the Commission must determine that a clearing agency has procedures in place to safeguard securities and funds which are in its custody or control. As noted above, MBSD's rules and procedures, including provisions related to MBSD's Participants Funds and the safekeeping of assets in its custody, are reviewed and approved by the Commission.

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25 S. Rep. No. 94-75 (1975), reprinted in 1975 U.S.C.C.A.N. (89 Stat. 141) 179.

Second, we note that each Participant, by resolution of its board of directors, must approve the arrangement with respect to becoming a member of MBSD.[26] Thus, each Fund's board, prior to becoming a Participant, would have to determine whether participation in MBSD is in the best interests of the Fund and its shareholders. As part of this determination, we believe that Fund boards would likely take into consideration MBSD's procedures to safeguard securities and funds under its control. We believe that a board's determination would likely also take into account, among other things: (1) the terms of the Fund's arrangement with MBSD; (2) the costs and risks involved, including any custodial risks, in participating directly in MBSD; (3) the technical capability of the parties to discharge their responsibilities; and (4) other pertinent factors that may relate to the safety and cost-effectiveness of the arrangement.

Third, we note that Participant Funds are deposited in a bank account that includes only assets held for Participants and is separate from MBSD's own assets. MBSD's books and records: (1) adequately segregate each individual Participant's cash or securities in the Participants Fund from those of other Participants; (2) are marked in a manner which clearly identifies them as the property of a particular Participant; and (3) are adequately maintained showing that the cash or securities are being held for a specific Participant. Further, MBSD's financial internal controls are evaluated on an annual basis by a firm of independent accountants, and MBSD's rules require that it promptly furnish a report of its system of internal accounting controls to all Participants.[27]

Finally, we note that Participants are provided with daily custody reports summarizing the assets held within their Participant Fund accounts. MBSD's rules also require that it deliver back to any Participant all cash or securities held for such Participant upon MBSD ceasing to act for that Participant.[28]

Historically, the Commission and the staff have sought to provide Funds with flexibility in their custodial arrangements when necessary to facilitate their efficient operation, provided such arrangements are consistent with the safe custody of Fund assets. For example, the Commission, having considered the need to safeguard investment securities of Funds, and the objectives and provisions of Section 17A of

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26 Prior to becoming a Participant, MBSD's Participants Agreement requires an officer of the prospective Participant to complete an "officers certificate" that represents that such Participant may join MBSD pursuant to a resolution duly adopted by its board of directors.

27 *See* Article V, Rule 5, Section 3 of MBSD's rules.

28 *See* Article IV, Rule 3 of MBSD's rules.

the Exchange Act, adopted Rule 17f-4 under the 1940 Act to allow a registered clearing agency that acts as a securities depository to maintain custody of securities and other assets of Funds.[29] As noted above, more recently, the Commission adopted Rule 17f-6 which permits Funds to maintain their assets with FCMs that are registered under the CEA, and is designed to eliminate unnecessary regulatory burdens, and to enable Funds to effect their commodity trades in the same manner as other market participants.[30] Rule 17f-5 was also recently revised, and new Rule 17f-7 was adopted, to reflect significant developments in foreign investment by U.S. funds and the Commission's greater experience with foreign custody arrangements.[31]

In addition, the staff of the Commission has on many occasions provided no-action relief under Section 17(f) of the 1940 Act in situations in which an entity did not comply literally with the provisions of the rules under Section 17(f). No-action relief generally has been granted upon a showing that Fund assets were adequately protected by procedures similar to the applicable rules under Section 17(f).[32] We believe that MBSD's request for no-action relief provides the staff with a similar opportunity to provide needed flexibility to Fund custodial arrangements, consistent with safe custody of Fund assets. MBSD is capable of affording its Participants with comparable custodial protections, preservation and safekeeping of Fund assets as is contemplated by Section 17(f), and the rules promulgated thereunder.

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29 *See Deposits of Securities in Securities Depositories,* Investment Company Act Release No. 10453 (October 26, 1978) (Adopting Rule); *Use of Depository Systems by Registered Management Companies*, Investment Company Act Release No. 9633 (February 7, 1977) (Proposing Rule). The Commission recently proposed amendments to Rule 17f-4 to provide further flexibility in this area. *See Custody of Investment Company Assets with a Securities Depository,* Investment Company Act Release No. 25266 (November 15, 2001).

30 *See* Release 22389.

31 *See Custody of Investment Company Assets Outside the United States*, Investment Company Act Release No. 24424 (April 27, 2000).

32 *See e.g., In ING Bank N.V., et al.*, SEC No-Action Letter (pub. avail. May 24, 1999); *National Securities Clearing Corporation*, SEC No-Action Letter (pub. avail Aug. 16, 1996); *Franklin Investors Securities Trust*, SEC No-Action Letter (pub. avail. Sept. 24, 1992); *American Pension Investors Trust*, SEC No-Action Letter (pub. avail. Feb. 1, 1991); *Morgan Guaranty Trust Co. of N.Y.*, SEC No-Action Letter (pub. avail. Aug. 14, 1985); *Fundvest*, SEC No-Action Letter (pub. avail. Nov. 21, 1984).

D. Request for No-Action Assurance

Based on the foregoing, we believe that MBSD has sufficient safeguards to maintain custody of Fund assets and protect against misappropriation of such assets. In our view, MBSD's current rules and procedures comport with the safekeeping and custody concerns contemplated by the Section 17(f) of the 1940 Act, and the rules thereunder. In addition, we believe that allowing Funds to place cash or securities in MBSD's Participants Fund will provide Funds the ability to participate in MBSD in a more cost-effective way for their shareholders, and in the same manner and on the same terms as other Participants of MBSD.

Accordingly, for the reasons discussed above, we hereby request that the staff advise us that it will not recommend that the Commission take any enforcement action for violations of Section 17(f), and the rules thereunder, if Funds deposit cash or securities into MBSD's Participants Fund in the manner set forth above.

* * * * *

If you have any questions, please contact me at 202.261.3356, Brendan C. Fox at 202.261.3381 or John Sakhleh at 202.261.3370.

Sincerely,

Robert W. Helm

cc: Jerry W. Carpenter
Assistant Director, Securities Processing Regulation
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549